EXHIBIT 11
MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF NET INCOME PER SHARE
Three and Six Month Periods Ended June 30, 2006 and 2005

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
	(In thousands of dollars, except per share data)

BASIC EARNINGS PER SHARE

Average common shares outstanding	85,668	92,594	86,122	93,930

Net income	$149,839	$174,357	$313,292	$356,370

Basic earnings per share	$1.75	$1.88	$3.64	$3.79

DILUTED EARNINGS PER SHARE

Adjusted weighted average shares outstanding:
Average common shares outstanding	85,668	92,594	86,122	93,930
Common stock equivalents	591	588	631	615

Adjusted weighted average diluted shares outstanding	86,259	93,182	86,753	94,545

Net income	$149,839	$174,357	$313,292	$356,370

Diluted earnings per share	$1.74	$1.87	$3.61	$3.77